EXHIBIT 99.1

For Immediate Release 22-28-TR	Date:	April 28, 2022

Teck Reports Voting Results from Annual Meeting of Shareholders

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today, in accordance with Toronto Stock Exchange requirements, the voting results from its Annual Meeting of Shareholders held on Wednesday, April 27, 2022 (the “Meeting”). A total of 6,685,993 Class A common shares and 390,582,052 Class B subordinate voting shares were voted at the Meeting, representing 81.24% of the votes attached to all outstanding shares.

Shareholders voted in favour of all items of business before the Meeting, as follows.

1.	Shareholders elected 13 directors, as follows:

	Votes in Favour	Votes Withheld	% of Votes in Favour
M.M. Ashar	998,108,979	38,391,008	96.30
Q. Chong	1,003,321,849	33,178,138	96.80
E.C. Dowling	1,005,692,898	30,807,089	97.03
N.B. Keevil III	1,031,704,819	4,795,168	99.54
D.R. Lindsay	1,004,061,906	32,438,081	96.87
S.A. Murray	985,866,949	50,633,038	95.11
T.L. McVicar	1,033,657,860	2,842,127	99.73
K.W. Pickering	1,031,687,112	4,812,875	99.54
U.M. Power	1,014,726,424	21,773,563	97.90
P.G. Schiodtz	1,007,556,756	28,943,231	97.21
T.R. Snider	1,019,432,371	17,067,616	98.35
S.A. Strunk	1,034,911,312	1,588,675	99.85
M. Tani	1,035,035,443	1,464,544	99.86

Following publication of Teck’s management information circular for the Meeting, one of the nominees advised the Board that he was unable to stand for election. Consequently, 13 directors were elected at the Meeting.

2.	Shareholders re-appointed PricewaterhouseCoopers LLP as auditor of the Corporation, with 98.09% of votes cast in favour.

3.	Shareholders approved the advisory resolution on Teck’s approach to executive compensation (“say on pay”) as described in Teck’s management proxy circular dated March 1, 2022, with 95.04% of votes cast in favour.

Detailed voting results for the meeting are available on SEDAR at www.sedar.com. Further information about Teck’s directors and corporate governance and executive compensation practices are available in the management information circular for the meeting, which is available at www.Teck.com/reports along with our 2021 Annual and Sustainability Reports.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

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